Santiago, February 23, 2011

Material Event

In conformity with Articles 9 and 10 of the Law 18,045, Banco Santander Chile informs that in the ordinary board meeting held on February 22, 2011, Mr. Lisandro Serrano Spoerer was appointed as a Board Member occupying the vacant seat on this Board.

Sincerely,

Claudio Melandri Hinojosa
Chief Executive Officer